SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

1 December 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains recent developments disclosure relating to Lloyds Banking Group plc (the “Company” or, together with its subsidiaries and associated undertakings, “Lloyds Banking Group”, “Lloyds” or the “Group”) and Lloyds TSB Bank plc (“Lloyds TSB Bank”), and is being incorporated by reference into the Registration Statement with File Nos. 333-167844 and 333-167844-01.

RECENT DEVELOPMENTS

As previously reported, on 7 October 2011 and 13 October 2011, two leading ratings agencies downgraded the ratings of Lloyds TSB Bank, the Company, HBOS plc and Bank of Scotland plc, together with a number of other UK financial institutions. On 11 October 2011 and 13 October 2011, these rating agencies also downgraded the ratings of the Group’s insurance subsidiaries. For more information see the report on Form 6-K filed with the SEC on 21 November 2011, which includes the Q3 2011 Interim Management Statement.

On 9 November 2011, one of these leading rating agencies took further action and placed certain ratings of Lloyds TSB Bank, the Company, HBOS plc and Bank of Scotland plc on review for possible downgrade. The review was prompted by the management update announced by the Company via RNS on 2 November 2011.

On 9 November 2011, another of the leading rating agencies updated its methodologies and assumptions for rating banks and confirmed that as a result it expected to announce changes to current bank ratings within the following six months. On 29 November 2011, the short- and long-term ratings of the Company and HBOS plc and the long-term ratings of Lloyds TSB Bank and Bank of Scotland plc, together with a number of other UK financial institutions, were downgraded by this rating agency.

For more detail on credit ratings risks see “2010 20-F Risk Factors – Financial Soundness Related Risks.” In particular, see “– The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition and prospects.”

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS plc; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Edward Short
	Name:	Edward Short
	Title:	Group Funding and Capital Markets Issuance Director Lloyds Banking Group plc

Date: 1 December 2011